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                                                                       Exhibit 2

                               PLAN OF DIVESTITURE

Resolutions of the Board of Directors adopting plan of divestiture:

         The Chairman next announced that it was in order for the Board to consider a proposal of management to divest both the Electronics Component Group and ESCO Sales, Inc. There ensued a discussion of management's proposal as set forth in the materials circulated to the Board in preparation for the meeting (the "Board Materials"). Upon motion duly made, seconded, and unanimously adopted it was:

         RESOLVED, that management of the Company is authorized to negotiate with respect to divestiture of the Electronics Component Group and ESCO Sales, Inc. (Distribution) ("ESCO") as described in the Board Materials.

         RESOLVED, that management of the Company be authorized, as deemed necessary or appropriate, to form a new Delaware subsidiary to be known as GTI Disposition Corp. for the purpose of facilitating the sale of Electronics Component Group.

         RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered to execute and deliver all such documents and instruments and to take or cause to be taken all such action, on behalf of the Company and in its name, as they or any of them shall deem necessary or desirable in order to effect the intent of the foregoing resolutions.

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